UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d)

and Amendments Thereto Filed Pursuant to Rule 13d-2.

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Imagis Technologies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45246M100 (CUSIP Number)

July 29, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is being filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45246M100	SCHEDULE 13G

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). OSI Systems, Inc.

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 987,667 6. Shared Voting Power 0 7. Sole Dispositive Power 987,667 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 987,667

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row (9) 4.8%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 45246M100	SCHEDULE 13G

Item 1(a)	Name of Issuer: Imagis Technologies, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Office:

1300-1075 West Georgia Street Vancouver, British Columbia Canada V6E 3C9

Item 2(a)	Name of Person Filing:

OSI Systems, Inc.

Item 2(b)	Address of Principal Business Office, or, if none, Residence:

12525 Chadron Avenue Hawthorne, CA 90250

Item 2(c)	Citizenship:

U.S.

Item 2(d)	Title of Class of Securities:

Common Stock

Item 2(e)	CUSIP Number:

45246M100

Item 3	Statement filed pursuant to Rule 13d-1(b), or 13d-2(b):

Not applicable

Item 4	Ownership:

(a) Amount beneficially owned:

987,667

(b) Percent of Class:

4.8%

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: 987,667

(ii) shared power to vote or to direct the vote: 0

(iii) sole power to dispose or to direct the disposition of: 987,667

(iv) shared power to dispose or to direct the disposition of: 0

CUSIP No. 45246M100	SCHEDULE 13G

Item 5	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
Not Applicable.

Item 8	Identification and Classification of Members of the Group:
Not Applicable.

Item 9	Notice of Dissolution of Group:
Not applicable

Item 10	Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

(Date)	July 31, 2003

(Signature)	/s/ DEEPAK CHOPRA

(Title)	President and Chief Executive Officer

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